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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------
                                SCHEDULE 14D-1

                            TENDER OFFER STATEMENT
                         Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934

                               ----------------
                            OPTEK TECHNOLOGY, INC.
                           (Name of Subject Company)

                             DKM ACQUISITION CORP.
                      THE DYSON-KISSNER-MORAN CORPORATION
                                   (Bidders)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                  683815 10 4
                     (CUSIP Number of Class of Securities)

                               ----------------

                             John FitzSimons, Esq.
                      The Dyson-Kissner-Moran Corporation
                          565 Fifth Avenue, 4th Floor
                              New York, NY 10017
                           Telephone: (212) 885-1600
                           Facsimile: (212) 599-5105
          (Name, Address and Telephone Number of Person authorized to
           Receive Notices and Communications on Behalf of Bidders)

                                   Copy to:
                            Stephen M Banker, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue
                              New York, NY 10022
                           Telephone: (212) 735-3000
                           Facsimile: (212) 735-2000

                               ----------------

                           CALCULATION OF FILING FEE
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Transaction Valuation* $218,606,579                Amount of Filing Fee $43,722
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 * Estimated for purposes of calculating the amount of the filing fee only.
   The filing fee calculation assumes the purchase of 8,572,807 shares of common stock, $0.01 par value per share (the "Shares"), of Optek
   Technology, Inc. at a price of $25.50 per Share in cash, without interest. The filing fee calculation is based on the 7,642,773 Shares outstanding as of May 12, 1999 and assumes the issuance prior to the consummation of the Offer (as defined herein) of 930,034 Shares upon the exercise of outstanding options. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_]Checkbox if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

   Amount Previously Paid: Not applicable.
   Form or Registration No.: Not applicable.
   Filing Party: Not applicable.
   Date Filed: Not applicable.

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

 CUSIP NO. 683815 10 4


  Names of Reporting Persons S.S. or I.R.S.
  Identification Nos. of Above Persons
 1.

  DKM Acquisition Corp.
--------------------------------------------------------------------------------

 2.
  Check the Appropriate Box if a Member of a Group                   (a) [_]
                                                                     (b) [_]

--------------------------------------------------------------------------------

 3.
  SEC Use Only
--------------------------------------------------------------------------------

 4.
  Sources of Funds AF
--------------------------------------------------------------------------------

 5.
  Check Box if Disclosure of Legal Proceedings is Required Pursuant to   [_]
  Items 2(e) or 2(f)

--------------------------------------------------------------------------------

 6.
  Citizenship or Place of Organization
  Delaware

--------------------------------------------------------------------------------

 7.
  Aggregate Amount Beneficially Owned by Each Reporting
  Person
  none
--------------------------------------------------------------------------------

 8.
  Check Box if the Aggregate Amount in Row (7) Excludes                  [_]
  Certain Shares
--------------------------------------------------------------------------------

 9.
  Percent of Class Represented by Amount in Row (7)
--------------------------------------------------------------------------------

10.
  Type of Reporting Person
  CO

 CUSIP NO. 683815 10 4


  Names of Reporting Persons S.S. or I.R.S.
  Identification Nos. of Above Persons
 1.

  The Dyson-Kissner-Moran Corporation
--------------------------------------------------------------------------------

 2.
  Check the Appropriate Box if a Member of a Group                   (a) [_]
                                                                     (b) [_]

--------------------------------------------------------------------------------

 3.
  SEC Use Only
--------------------------------------------------------------------------------

 4.
  Sources of Funds BK
--------------------------------------------------------------------------------

 5.
  Check Box if Disclosure of Legal Proceedings is Required Pursuant to   [_]
  Items 2(e) or 2(f)

--------------------------------------------------------------------------------

 6.
  Citizenship or Place of Organization
  Delaware

--------------------------------------------------------------------------------

 7.
  Aggregate Amount Beneficially Owned by Each Reporting
  Person
  none
--------------------------------------------------------------------------------

 8.
  Check Box if the Aggregate Amount in Row (7) Excludes                  [_]
  Certain Shares
--------------------------------------------------------------------------------

 9.
  Percent of Class Represented by Amount in Row (7)
--------------------------------------------------------------------------------

10.
  Type of Reporting Person
  CO

                                 TENDER OFFER

  This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by DKM Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of The Dyson-Kissner-Moran Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Optek Technology, Inc., a Delaware corporation (the "Company"), at $25.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 18, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as amended or supplemented from time to time, together constitute the "Offer").

Item 1. Security and Subject Company.

  (a) The name of the subject company is Optek Technology, Inc. and the address of its principal executive offices is 1215 West Crosby Road, Carrollton, Texas 75006. The telephone number of the Company at such location is (972) 323-2200.

  (b) The information set forth in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in "Price Range of the Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

Item 2. Identity and Background.

  (a)-(d), (g) This Statement is being filed by Purchaser and Parent. The information set forth in the "INTRODUCTION" and "Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of Robert R. Dyson (the controlling stockholder of Parent) and of each director and executive officer of Parent and Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I to the Offer to Purchase and incorporated herein by reference.

  (e)-(f) During the last five years none of Purchaser, Parent or Mr. Dyson and, to the best knowledge of Purchaser and Parent, none of the persons listed in Schedule I to the Offer to Purchase (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

  (a) The information set forth in "Certain Information Concerning Parent and Purchaser" and "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" of the Offer to Purchase is incorporated herein by reference.


  (b) The information set forth in the "INTRODUCTION," "Certain Information Concerning Parent and Purchaser," "Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" and "Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

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

Item 4. Source and Amount of Funds or Other Consideration.

  (a)-(b) The information set forth in the "INTRODUCTION" and "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidders.

  (a)-(e) The information set forth in the "INTRODUCTION," "Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" and "Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

  (f)-(g) The information set forth in the "INTRODUCTION" and "Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

  (a)-(b) The information set forth in the "INTRODUCTION," "Certain Information Concerning Parent and Purchaser" and "Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

  The information set forth in the "INTRODUCTION," "Source and Amount of Funds," "Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements," "Plans for the Company; Other Matters" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 8. Persons Retained, Employed or to be Compensated.

  The information set forth in "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 9. Financial Statements of Certain Bidders.

  Not applicable.

Item 10. Additional Information.

  (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Purchaser or Parent, or to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

  (b)-(c) The information set forth in the "INTRODUCTION," "Conditions to the Offer" and "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in "Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" and "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

  (e) None.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

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

Item 11. Materials to be Filed as Exhibits.

  (a)(1) Offer to Purchase dated May 18, 1999.

  (a)(2) Letter of Transmittal.

  (a)(3) Notice of Guaranteed Delivery.

  (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(7) Joint Press Release of Parent and the Company dated May 12, 1999.

  (a)(8) Press Release of Parent dated May 18, 1999.

  (a)(9) Summary Advertisement.

  (b)(1) Credit Agreement, dated as of June 26, 1996, by and among Parent, NationsBank, N.A. and The Bank of Nova Scotia, as amended.

  (c)(1) Agreement and Plan of Merger, dated as of May 12, 1999, by and among Parent, Purchaser and the Company.

  (c)(2) Stock Option Agreement, dated as of May 12, 1999, by and between Parent and the Company.

  (c)(3) Confidentiality Agreement, dated as of November 6, 1998, by and between Parent and the Company (as supplemented on December 15, 1998).

  (d) None.

  (e)  Not applicable.

  (f) None.

                                   SIGNATURE

  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 18, 1999

                                          DKM Acquisition Corp.

                                          BY: /s/ Robert D. Farley
                                             ----------------------------------
                                             Name: Robert D. Farley
                                             Title: Vice President

                                          The Dyson-Kissner-Moran Corporation

                                          BY: /s/ Robert D. Farley
                                             ----------------------------------
                                             Name: Robert D. Farley
                                             Title: Vice President

                               INDEX TO EXHIBITS

                                                                     Sequential
 Exhibit                                                              Page No.
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
 (a)(1)  Offer to Purchase, dated May 18, 1999.

 (a)(2)  Letter of Transmittal.

 (a)(3)  Notice of Guaranteed Delivery.

 (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees.

 (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial
          Banks, Trust Companies and Other Nominees.

 (a)(6)  Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9.

 (a)(7)  Joint Press Release of Parent and the Company dated May
          12, 1999.

 (a)(8)  Press Release of Parent dated May 18, 1999.

 (a)(9)  Summary Advertisement.

 (b)(1) Credit Agreement, dated as of June 26, 1996, by and among Parent, NationsBank, N.A. and The Bank of Nova Scotia, as amended.

 (c)(1) Agreement and Plan of Merger, dated as of May 12, 1999, by and among Parent, Purchaser and the Company.

 (c)(2) Stock Option Agreement, dated as of May 12, 1999, by and between Parent and the Company.

 (c)(3) Confidentiality Agreement, dated as of November 6, 1998, by and between Parent and the Company (as supplemented on December 15, 1998).

 (d)     None.

 (e)     Not Applicable.

 (f)     None

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